

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Vance C. Johnson
Chief Financial Officer
IAA, Inc.
Two Westbrook Corporate Center
Suite 500
Westchester, IL 60154

> **Re: IAA, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2020**
> **Filed February 22, 2021**
> **File No. 001-38580**

Dear Mr. Johnson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2020

Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 53

1. We note your disclosure that your contract with sellers is to "facilitate the remarketing of salvage vehicles, including the inbound tow, processing, storage, titling, enhancing," and your disclosure on page 30 that you provide buyers with services "such as storage, transportation, and vehicle condition reporting." Please enhance your disclosure to provide users with the ability to understand the nature, amount, timing, and uncertainty of revenue and cash flows associated with revenue earned from services from buyers and sellers related to your sales of consigned vehicles. Please provide us with a copy of any intended revised disclosure.

2. It does not appear that you have disclosed disaggregated revenue pursuant to ASC 606-10-

     50-5. Please advise. Additionally, please tell us your consideration of disaggregating revenue by services and solutions (as listed on page 7). Refer to ASC 606-10-55-89 through 91 for guidance.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Theresa Brillant at 202-551-3307 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services